TERNIUM S.A. Société anonyme holding Registered office: 29, Avenue de la Porte-Neuve L-2227 Luxembourg R.C.S. Luxembourg B 98 668 www.ternium.com

December 17, 2014

Mr. Terence O’Brien,

Accounting Branch Chief,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4631.

Re:	Ternium S.A.

December 31, 2013 Form 20-F filed April 30, 2014

Form 6-K filed November 5, 2014

Response dated September 12, 2014

File No. 1-32734

Dear Mr. O’ Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comment of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated November 26, 2014, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer (the “Comment Letter”). Prior to addressing each of the Staff’s comments, however, the Company believes it would be useful to discuss some of the key macroeconomic and industry indicators and decisions by Usiminas that Ternium has used and continues to use in determining the value in use of its investment in Usiminas.

A.	Key macroeconomic and industry indicators and decisions

1.	Brazilian macroeconomic situation

After a relatively stable first half of 2014, many of the main drivers of Usiminas recoverable value estimation deteriorated during the second half of the year and especially after the presidential elections held in Brazil at the end of October. Expectations for Brazilian GDP growth in 2014 and 2015 declined steeply in the second half of the year, and have currently reached 0% and 1%, respectively, compared to 2% and 3%, respectively, at the end of 20131.

The Brazilian Real (BRL) exchange rate was significantly affected by the change in the expectations about growth in the Brazilian economy. The Brazilian Real devalued against the US dollar (USD) from an average of 2.16 BRL/USD during 2013 to an average of 2.33 BRL/USD so far in 2014, reaching 2.61 BRL/USD by the end of October after the results of the presidential elections, surpassing the levels seen during the 2008 global financial crisis. It is worth noting, however, that while the weakness shown by the BRL reflects a deterioration of expected economic activity in Brazil, a higher BRL/USD exchange rate also reduces the carrying value of the Company’s investment in Usiminas through currency translation adjustments (CTA).

[1]	Source: Brazilian Central Bank (Focus – Relatório de Mercado)

Ternium’s investment in Usiminas is accounted for using the Brazilian Real as functional currency and, as a result, a devaluation of the BRL against the USD reduces the carrying value of the investment in U.S. dollar terms in the Company’s financial statements.

2.	Developments in the markets for iron ore and steel

Market expectations for iron ore spot prices during 2014 have decreased significantly together with the spot price itself, which fell from USD135/ton in December 2013 to USD70/ton currently, which represents a five-year-low as a result of an imbalance in the iron ore global market coming from an increase in output from iron ore producers that significantly exceeds current global demand levels. This decrease negatively affects Usiminas’ mining business, through lower revenues, and positively affects Usiminas’ steel business, via lower raw material costs for steel production.

As a result of this record-low iron ore spot price and subsequent decrease in iron ore price expectations for the following years, Ternium reduced to USD85/ton the iron ore price it used in its investment’s value in use calculation as of the end of September 2014, from USD100/ton it had used as of the end of June 2014.

Steel prices in the Brazilian market have held considerably better than iron ore prices, enabling, together with the Brazilian Real devaluation and Usiminas turnaround program, an improvement of Usiminas steel segment’s EBITDA margin during 2014, which went from 10% in the first 9 months of 2013 to 15% in the same period in 2014. (We discuss the details of the Usiminas turnaround program further in response to Question 2 below.) Hot rolled coil prices in the Brazilian market moved between USD 700 and 800 per ton during the last two years, averaging approximately USD740 and 770 per ton in 2013 and 2014, respectively.

On the other hand, local demand for steel has fallen in 2014, significantly so in the third quarter, reflecting the above mentioned decrease in the Brazilian economy’s growth and especially a deterioration of industrial production. Usiminas year-over-year steel sales volume decreased 13% in the first nine months of 2014 and 27% in the third quarter of 2014.

3.	Usiminas’ decisions regarding compact ore project

Usiminas’ management recently disclosed that it continues to analyze further investments in the compact ore project, although it postponed a decision about going ahead with it until the end of 2015, and stated that the project needs an iron ore price of not less than USD80/ton for it to be viable. This notwithstanding, Ternium excluded the cash flows related to the compact ore project from its value in use calculation as of September 2014 as a result of the decrease in iron ore price expectations.

This gradual deterioration of many of the main drivers of the Usiminas investment’s value in use estimation, as described above, was reflected in the Company’s value in use estimations performed during 2014, and the latest negative developments will be reflected in the estimation to be performed at year-end. Ternium will closely monitor these drivers, which currently show a high degree of volatility.

B.	Responses to the Staff comments.

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type.

1.	We understood from your remarks during our October 26, 2014 conference call that your value-in-use calculation includes estimated future cash flows that are expected to arise from the increase in economic benefits associated with the future development of the compact ore project and with the future development of the Sudeste port. Please explain to us how your value-in-use calculation complies with the guidance in paragraphs 48 and 49 and Illustrative Example 6 of IAS 36 as it relates to these estimated future cash flows.

R:	The Company advises the Staff that it followed the guidance in paragraphs 48 and 49 of IAS 36 to estimate the value in use of its investment in Usiminas, and also consider paragraph 42 of IAS 36 for the compact ore project. The Company believes, however, that the Illustrative Example 6 of IAS 36 is not appropriate for addressing the treatment of cash flows associated with the compact ore project since, as explained in the paragraph below, Usiminas has already incurred the cash outflows to acquire the iron ore resources, which are located on the same site where it is currently producing iron ore.

Usiminas acquired the J. Mendes mining company in 2008 for an initial purchase price of USD925 million, with subsequent post-closing adjustments. In August 2010, Usiminas established a mining subsidiary (Mineração Usiminas S.A., or MUSA) to which it contributed assets and liabilities related with its mining activity; subsequently, in December 2010, Usiminas sold 30% of MUSA to Sumitomo Corporation for USD1.3 billion plus an obligation to make additional payments of up to USD674 million, subject to specified events.

The outflows incurred in the acquisition of the mineral resources comprise the amounts paid and booked by Usiminas when it acquired J. Mendes; therefore, the mineral resources and other assets related to the compact ore project are included within Usiminas’ assets since that date and were assessed as such by Ternium when determining the allocation of the price paid for the acquisition of Usiminas shares in 2012. Accordingly, given that the compact ore project assets were already included in the carrying amount at December 31, 2013, the date of the test, the Company believes it is appropriate to consider in the value-in-use calculation as of that date the cash flows, both inflows and outflows, related to such project. Iron ore prices and financial resources impact the timing of the cash flows from this development, and these factors were considered in our value-in-use calculation.

The Sudeste port services contract is an integral part of Usiminas iron ore exploitation activities, as it provides Usiminas with the logistics to export its iron ore production, either originating in friable or compact ore. The port services contract was entered into on July 6, 2011 for a term of five years from commissioning of the port, for up to 12 million iron ore tons per year (renewable for 5 additional years for up to 10 million tons per year), and the rights and obligations thereunder are in full force and effect.

The Sudeste port construction was completed in the fourth quarter of 2014 and will be operational in January 2015; once the port becomes operational, it is expected that there will be no port logistic restrictions that could impact the volume of iron ore sales.

2.	We note that your value-in-use calculation as of December 31, 2013 reflects significant increases in EBITDA margin from those recently experienced during the past two years, since you became owners of Usiminas. We understood from your remarks during our October 26, 2014 conference call that you attribute the increases to expected results from implementation of the “turnaround program”. Please explain to us in greater detail the turnaround program. Include in your response the following:

•	when the program was launched;

•	what steps have been taken under the program and when those steps were taken;

•	what steps are left to be undertaken and the timing you expect those next steps to occur; and

•	any other reasons that contribute to the expected increases in EBITDA margin and the amounts attributed to each reason.

R:	The new management of Usiminas that took office in early 2012 assumed a public commitment to improve Usiminas’ operations and financial position and cause the company to return to a path of productivity and growth. Under the new management, Usiminas immediately launched a turnaround program designed to accomplish a better financial position and have the company’s operations catch up with established industry’s standards. The transformation process that began in 2012 was intended to realize Usiminas’ full potential gradually through the implementation of the steel industry’s best practices.

At a teleconference with investors held on April 26, 2013, Usiminas’ CFO emphasized that Usiminas was undergoing a continuous process with incremental improvements. In the first phase of such process, that took place along 2012, management focused on cost, capital expenditures and working capital control, with visible results during the period. In the second phase, which started in 2013 and continues today; focus is shifting to productivity increases through different industrial engineering and benchmarking tools, operational efficiency improvements, domestic sales increases, leverage reduction and, as a consequence, profitability recovery.

The steps taken under the program were the following:

a.	Phase I (control). In this phase, focus was placed on cost control, capital expenditure reassessment and working capital reduction (already developed during 2012).

a.1.	Cost control. Beginning in 2012, one of the first tasks of Usiminas’ management was to reassess the merits of the various service contracts that Usiminas had at that time and rationalize them according to the new realities of the company. In addition, there were several opportunities in the procurement area based on a close collaboration with Ternium and Tenaris’s joint procurement area (Exiros), economies of scale opportunities, and scope.

a.2.	Capital expenditure reassessment. By the time the plan was launched, Usiminas was executing an ambitious capital expenditure program benefitting from Brazil’s solid multi-year expansion cycle. Significant projects had been recently commissioned, such as a new galvanizing line for the steel segment in the second quarter 2011 and a new casting facility for the capital goods segment in the fourth quarter 2011, and other significant projects were being developed, such as a new hot strip mill and a new pickling line for the steel segment. In addition, Usiminas was also investing in the development of its iron ore mining activities with substantial capital expenditures requirements. During 2012, Usiminas’ capital expenditure program was reassessed by the new management team with focus shifting to smaller projects aimed at increasing quality, productivity and value added to the production. Large ongoing projects in the steel segment were completed and the development of the mining activities continued. Capital expenditures decreased as a result, from BRL2.5 billion in 2011, under the old capital expenditures program, to BRL1.6 billion in 2012 and BRL981 million in 2013.

a.3.	Working capital reduction. As part of the transformation plan of Usiminas, steel inventories, which represented 102 days of consumption as of December 31, 2011, were reduced to 57 days of consumption as of September 30, 2014. There was a strict cash control in the monitoring and management of the working capital, which helped reduce working capital from BRL4.8 billion as of December 31, 2011, before the launch of the transformation plan, to BRL2.8 billion as of September 30, 2014, with consistent declines over the whole period.

b.	Phase II (improvement). In this phase, focus was made on productivity and operational efficiency improvement, steel imports substitution, financial leverage reduction and operating profitability recovery.

b.1.	Productivity and operating efficiency improvement. As Usiminas’ CEO mentioned at a March 7, 2012 teleconference with investors, management focused also on the improvement of industrial activities in all production lines, increasing operating efficiency and controlling costs and working capital specifically. At the same event, Usiminas announced the beginning of benchmarking activities against Ternium’s steel works so as to exchange experiences and knowledge in a more intense manner. The initiatives launched to improve Usiminas’ operating performance, based on benchmarking and sharing of the industry’s best practices, resulted in a steady progress in terms of productivity and competitiveness of Usiminas’ operations. In terms of headcount rationalization and steel production, in accordance with Usiminas annual report, Usiminas’ headcount decreased from 30,591 employees and 20,297 contractors as of December 31, 2011, to 22,869 and 16,310, respectively, as of December 31, 2013. In terms of steel production, average monthly steel production increased from 557,000 tons with eight continuous casters in operation in the first quarter 2012, to an average monthly steel production of 583,000 tons with just six continuous casters in operation a little over a year later, by the second quarter 2013.

b.2.	Steel imports substitution in Brazil. Under its new management, Usiminas’ commercial area made significant efforts to resume growth in the market with a joint strategy to recover the space lost to imported goods, including making improvements on customer service, short notice delivery, information technology platforms and value added product offerings, and introducing a supply chain management position, aimed at integrating commercial, industrial and logistics planning. As a result, according to Usiminas data, the company’s order delivery compliance index improved from 59% in January 2012 to 86% in December 2013. At the same time, Usiminas’ share of the domestic Brazilian flat steel market improved from 34.9% in 2011 to 36.6% in 2013 (after losing a 13% share of the Brazilian flat steel market in the 2007-2011 period), allowing Usiminas to improve its market mix and profitability. Looking forward, Usiminas aims at further recovering market share in the Brazilian flat steel market.

b.3.	Financial leverage reduction. Poor operating results and a demanding capital expenditures program resulted in a high leverage for Usiminas on a net financial debt over EBITDA basis prior to 2012. Usiminas’ net financial debt stabilized during 2012 despite strong capital expenditures, helped by the consistent reduction in working capital achieved during this period, as explained above. In addition, Usiminas completed the sale of Automotiva Usiminas for BRL210 million in the fourth quarter 2013 in order to further reduce debt, focus on its core business and improve EBITDA margin through an increased participation of the more profitable steel and mining business units compared to the steel transformation business unit (with adjusted EBITDA margins of 13%, 49% and 4%, respectively, during the first nine months of 2013). In the following quarters, Usiminas’ net financial debt remained relatively stable and leverage improved as a result of the recovery in profitability.

b.4.	Operating profitability recovery. Usiminas’ initiatives during the 2012-2014 period, including those described above, allowed the company to improve quarterly adjusted EBITDA levels from a range of BRL150-232 million in 2012 to BRL313-538 in 2013 and BRL357-655 in the first nine months of 2014. Usiminas adjusted EBITDA improvement in the 2012-2014 period is set below in the following graph. The decrease in EBITDA margin in the third quarter 2014 was related to the previously mentioned decrease in iron ore prices and deterioration of the Brazilian economy.

In the Company’s view, the measures taken by Usiminas’ management during the 2012-2014 period not only transformed its operations and financial profile, but they also set the basis for a continuous operational and commercial improvement, a key feature required from any steel company in order to remain competitive in the long term.

3.	Please demonstrate to us the reasonableness of the cash flows in your value-in use calculation by comparing past projections of cash flows for each period in which you performed a value in use calculation to the cash flows actually generated. Explain to us the causes of any significant differences. Refer to IAS 36.34.

R:	The Company advises the Staff that Ternium’s cash flows on Usiminas are based on forecasted figures, which are adjusted depending on the evolution of identified drivers. The forecasts of these drivers are determined taking into consideration not only Usiminas’ and Ternium’s expectations, but also third party forecasts (including sell-side analysts and/or specialized providers of forecasted data). As the economic environment in Brazil and the fundamentals of the iron ore industry deteriorated during 2014, as explained above, the Company adjusted accordingly the forecasts for these drivers.

In response to the Staff’s request, the Company has submitted under separate cover a summary of the main differences between its December 2013 projections and actual developments for the drivers of free cash flow during 2014.

4.	Please explain to us how your value-in-use calculation reflects uncertainties inherent in the forecasts, including but not limited to, uncertainties relating to the Sudeste port development, development of the compact ore project, ability to generate forecasted EBITDA margins, and other uncertainties. To the extent the calculation does not reflect any adjustments for uncertainties, explain to us the reasons for not taking into account the uncertainties. Refer to IAS 36.30.d.

R:	The Company advises the Staff that Ternium’s cash flows projections for Usiminas are based on forecasted figures, which consider identified uncertainties, such as the ones related to the Sudeste port development, the compact ore project and the ability to generate forecasted EBITDA margins, by taking the most likely outcome for the amounts and timing of cash flows included in the value in use calculation. Ternium’s estimates of the most likely future development regarding the main drivers of the Usiminas investment’s value-in-use are determined taking into consideration not only Usiminas’ and Ternium’s expectations, but also third party forecasts (including sell-side analysts and/or specialized providers of forecasted data). The Company uses a single, most likely, future cash flow (based on budgets/forecasts) following the guidance of IAS 36 BCZ 41 and 42.

As previously mentioned above, during the second half of 2014 there was a progressive deterioration of expectations for the main drivers of Usiminas’ future cash flows, including the growth of the Brazilian economy, the Brazilian Real exchange rate, the price of iron ore and local steel demand. Ternium reflected this deterioration of expectations in its successive value in use calculations, which showed as a result a decrease of value in use.

5.	We note from your disclosure on page 12 of your Form 20-F that there were expectations of a weaker industrial environment in Brazil (where industrial production and consequently steel demand suffered downward adjustments during 2012) and a higher degree of uncertainty regarding future prices of iron ore. Please tell us how your cash flow forecast is reflective of the weaker environment and how the selected discount rate is reflective of the uncertainties of ore prices.

R:	The Company advises the Staff that the example mentioned on page 12 of Ternium’s Form 20-F as of December 2013 referred to the weaker industrial environment in Brazil and higher degree of uncertainty regarding iron ore prices that occurred in fiscal year 2012 and led to the performance of an impairment test and a subsequent USD275.3 million impairment charge. In addition, the carrying value of Ternium’s investment in Usiminas was reduced by USD282.7 million at the end of 2012 as a result of a currency translation adjustment related to the devaluation of the BRL against the USD. The gradual deterioration of expectations regarding the industrial environment in Brazil and iron ore prices during the following years was subsequently reflected in the cash flows of the value in use calculations performed in 2013 and 2014 (as discussed in our response to question 3), which showed a gradual decrease of forecasted steel and iron ore shipments and prices, which resulted in further declines in the estimated value in use of the Usiminas investment.

Form 6-K dated November 5, 2014

6.	We note from page 15 of your interim financial statements furnished on Form 6-K dated November 5, 2014 that you reviewed your value in use calculation with the information currently available and determined no need for an impairment charge. We further note on page 21 that you entered into an agreement to purchase on October 2, 2014, 51.4 million ordinary shares of Usiminas at a price of BRL 12 (approximately $4.61) per share. Please address the following related to these disclosures.

a.	Please tell us what you determined the fair value less costs to sell (FVLCS) to be at September 30, 2014. To the extent the FVLCS per share was different than the BRL 12/share paid on November 5, 2014, please explain to us in qualitative and quantitative terms the reasons for the difference and why you believe the price paid for the October 2014 transaction is not reflective of the fair value of the existing shares held in Usiminas.

R:	The Company respectfully notes that paragraph 18 of IAS 36 defines recoverable amount as the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. In order to assess the recoverable amount of its investment in Usiminas at September 30, 2014, Ternium initially calculated the Usiminas investment’s value-in-use at that date. Because that calculation supported the carrying amount of the Usiminas investment, it was unnecessary to calculate its FVLCS.

In addition, the Company advises the Staff that it accounts for its participation in Usiminas under the equity method, that it does not treat that participation as a short-term investment, and that it tests the carrying value of its investment through the calculation of its value in use.

b.	Please explain to us in qualitative terms the reasons for any difference between the value in use and FVLCS, and provide us with your calculation of value in use. In addition, highlight for us the quantitative differences between the underlying economics of the shares purchased in October and the existing shares to which value in use is measured.

R:	The Company respectfully advises the Staff that, for the reasons provided in its response to question 6.a., it has not calculated the FVLCS of its investment in Usiminas. As discussed in the conference call held on October 27, 2014 and in our response letter dated August 12, 2014, the reasons for differences between value in use and market value can be related to different business assumptions and/or to other factors not related to the company’s future cash flow expectations, like M&A activity, bid/offer imbalances caused by low market liquidity or other special situations.

With respect to the Staff’s question regarding the quantitative differences between the underlying economics of the shares purchased in October and the existing shares to which value in use is measured, the Company advises the Staff that, from an underlying economics point of view, there are no such quantitative differences, as they both have the same rights regarding participation in Usiminas’ results and dividend distributions.

In response to the Staff’s request, the Company has submitted under separate cover Ternium’s calculation of value in use performed as of September 30, 2014.

c.	Please explain to us the reasons for the premium paid in the October 2014 transaction above the trading price of Usiminas’ common shares of approximately $2.67/share on October 2, 2014. In your response, describe any rights that you have above a common shareholder and describe any shareholder rights acquired in the October transaction that may be different from the previously held.

R:	The Company advises the Staff that the reason for paying a premium over Usiminas ordinary shares’ trading price was that it believes the intrinsic value of Usiminas shares is higher than its trading price. Ternium’s expectations regarding the future performance of Usiminas are in line with the assumptions contained in the company’s value-in-use calculations, which result in a significantly higher estimated value than the transaction’s and market values. In addition, the opportunity to execute a swift and clean transaction with a counterparty willing to sell such a relevant number of ordinary shares was deemed by the Company to be very attractive.

The Company believes that a transaction of this size at the closing market price of October 2, 2014 would have not been feasible, and therefore would not constitute a fair comparison to determine a “premium to market price,” as a result of the extremely low trading volume of Usiminas common shares. In fact, considering a 30% participation in the daily trading volume of the common shares, it would have taken more than one year of continuous purchases to be able to acquire 51.4 million shares. The Company also believes that the average price that would have been paid at the end of this very long execution process would have not been similar to the closing price as of October 2, 2014.

The ordinary shares acquired in October 2014 are entitled to one vote per share, as it is the case with the ordinary shares previously held by Ternium or the ordinary shares held by minority shareholders. However, the two batches of shares have other differences: the shares acquired in 2012 were not publicly traded and are subject to the Usiminas shareholders’ agreement that regulates the relations within Usiminas’ control group (and, as a result, are entitled to the rights and subject to the obligations thereunder); by contrast, the shares acquired in October 2014 were publicly traded and do not provide any rights under the Usiminas shareholders agreement (but, for so long as the Usiminas shareholders’ agreement is in full force and effect, Ternium will be required to vote such shares in accordance with the decisions taken in the control group).

7.	We note that your stock price closed October 2 and 3, 2014 at $23.65/share and $21.70/share, respectively, representing a decrease of over 8%. Please explain to us why the market reacted negatively to the announcement of the share purchase agreement.

R:	The Company respectfully advises the Staff that its policy is not to speculate on the cause of any share price movements, and that it cannot give any assurances in this respect. While the 8% decrease in the market price for Ternium’s shares could have been related to the share purchase announcement, the Company notes that any market value loss during the first day of trading after said announcement against Ternium’s steel industry peers in the region[2] was recovered by the following week, as can be seen in the graphs below.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[2]	Peers index is a simple average of the changes in share prices of regional steel makers U.S. Steel, Nucor, Steel Dynamics, ArcelorMittal, Gerdau, and Companhia Siderurgica Nacional.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Pablo Brizzio

Pablo Brizzio
Chief Financial Officer

cc:	Al Pavot

(Securities and Exchange Commission)

Mervyn Martins

(PricewaterhouseCoopers)

Cristian J. P. Mitrani

(Mitrani, Caballero, Ojam & Ruiz Moreno)

Robert S. Risoleo

(Sullivan & Cromwell LLP)

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